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FOR IMMEDIATE RELEASE:
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              Select Medical Completes Tender Offer for Intensiva


MECHANICSBURG, PA, December 16, 1998 -- Select Medical Corporation announced today that its wholly-owned subsidiary, Select Medical of Mechanicsburg, Inc., has completed its all-cash tender offer for all outstanding shares of common stock of Intensiva HealthCare Corporation (Nasdaq:IHCC) at a price of $9.625 per share. The offer expired, as scheduled, at midnight (EST) on Tuesday, December 15, 1998.

As of the termination of the offer, based on a preliminary count from the depositary for the offer, approximately 9,619,379 shares of common stock had been tendered and accepted for payment. These tendered shares represent approximately 95.4% of Intensiva's outstanding shares of common stock. Select and Intensiva will now proceed to complete a merger pursuant to which Select will acquire the remaining shares of intensiva for $9.625 per share of common stock in cash. The merger is expected to be completed by the end of 1998.

Intensiva Healthcare Corporation is a leading provider of highly specialized acute long-term care for critically ill or injured patients. Select Medical Corporation is a leading acute long-term care hospital services company with projected 1999 revenue of over $425 million after consummation of this transaction. Select provides acute long-term hospital services in 14 states through 38 hospitals containing approximately 1,500 beds. Select was founded by Rocco and Robert Ortenzio in February 1997, with financial backing by Welsh, Carson, Anderson & Stowe and Golder, Thoma, Cressey & Rauner, two of the leading private equity investment firms in the United States.


CONTACT:  Select Medical Corporation
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          Michael E. Tarvin, Vice President, General Counsel and Secretary,
          717/972-1132